THE D. E. SHAW GROUP'S PERSPECTIVES ON THE PROPOSED DHC-OPI MERGER

Why We Intend to Vote **AGAINST** the Transaction

D E Shaw & Co

AUGUST 2023

UPDATED

Disclaimers

This presentation (the “Presentation”) is being made by, and represents the opinions of, D. E. Shaw & Co., L.P. (“DESCO LP”) on behalf of certain investment funds managed or advised by it (the “Funds”) that currently beneficially own, or otherwise have an economic interest in, shares of Diversified Healthcare Trust (“DHC” or the “Company”). The Presentation is for informational purposes only and does not take into account the specific investment objectives, financial situation, suitability, or particular need of any person who may receive the Presentation. Nothing in the Presentation constitutes investment, financial, legal, or tax advice, and the Presentation should not be relied on as such.

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Table of Contents

SECTION I

EXECUTIVE SUMMARY

Executive Summary

We believe better opportunities exist for DHC on a standalone basis and intend to vote AGAINST the transaction

The Merger Significantly Undervalues DHC

- DHC's equity, measured in several independent ways, is worth substantially more than the deal consideration
- The value of the merger consideration has declined significantly since the announcement of the transaction
- For six weeks, DHC stock has traded at a significant premium to the proposed deal consideration

The Timing Is Wrong and the Strategic Rationale Is Not Compelling

- Office REITs are facing significant challenges, and we expect OPI will be impacted for the foreseeable future
- Meanwhile, favorable macroeconomic trends are set to provide a tailwind to DHC's core business
- The cost savings are minimal and the industrial logic is not compelling

The Process Was Flawed and Inadequate

- The sale process was inadequate, with no outreach to strategic or financial acquirers other than OPI
- The process was overseen by a special committee with limited real estate experience and ties to other RMR-affiliated entities

Better Alternatives Exist for DHC

- DHC has numerous options to address maturities and regain covenant compliance
- These options, in our view, are a better choice for DHC shareholders than transferring value to OPI and RMR
- We remain supportive of DHC and its agreement with RMR and are eager to work constructively with the Company after the Meeting

Overview of the D. E. Shaw Group

D E Shaw & Co

- The D. E. Shaw Group is a global investment and technology development firm with more than $60 billion in assets under management as of June 1, 2023, including a substantial institutional investor base
- We have a significant presence in the world's capital markets, investing in a wide range of companies and financial instruments in both developed and developing economies, and we have offices in North America, Europe, and Asia
- Since our founding in 1988, our firm has earned an international reputation for successful investing based on innovation, careful risk management, and the quality and depth of our staff
- We have a track record of working with companies to create long-term, fundamental value. Our investment professionals have significant experience in deep fundamental analysis and credit-driven special situations investments
- Our team has followed Diversified Healthcare Trust ("DHC") closely in recent years and holds significant investments in the Company's public securities
- Funds managed by D. E. Shaw & Co., LP currently own approximately 6% of DHC's common stock, $20 million of DHC's 2024 bonds, and $17 million of DHC's 2025 bonds

Overview of Diversified Healthcare Trust (Nasdaq: DHC)

DIVERSIFIED HEALTHCARE TRUST

- Founded in 1998, Diversified Healthcare Trust ("DHC") is a real estate investment trust (REIT) that owns senior living communities, medical office buildings, and wellness centers
- DHC is externally managed by alternative asset management company RMR Group ("RMR")
- DHC's senior housing operating portfolio (SHOP) segment was deeply impacted by the COVID-19 pandemic; occupancy rates are beginning to improve, and long-term macroeconomic trends are poised to drive recovery and growth of this segment
- DHC has $700 million of debt maturing before mid-year 2024, and is currently out of compliance with its debt incurrence covenant
- However, there are numerous ways for DHC to effectively deal with its debt maturities, either by avoiding the covenant constraint entirely or by regaining compliance

Enterprise Value ($M)	$3,024
Market Capitalization ($M)	$585
LTM Adj. EBITDAre ($M)	$206
EV/LTM Adj. EBITDAre	14.7x
Implied Cap Rate	7.0%
Net Debt/LTM Adj. EBITDAre	9.6x
Annualized Dividend Yield (End of Q1 2023)	3.0%
Headquarters	Newton, MA

Portfolio Summary

Geographic Diversification[1]


IN: 4%
IL: 4%
VA: 4%
WI: 4%
NC: 4%
MD: 5%
GA: 6%
TX: 9%
CA: 9%
FL: 10%
26 Other States + D.C.: 41%

Property Type[2]


Life Science: 13%
SNFs: 1%
Medical Office: 39%
Independent Living: 31%
Assisted Living: 9%
Wellness Centers: 7%

Source: Company filings and FactSet as of July 7, 2023. 1) Based on Gross Book Value of Real Estate Assets as of March 31, 2023. 2) Based on Q1 2023 Same Property NOI. Senior living communities are categorized by the type of living units that constitute a majority of the living units at the community. Memory care communities are classified as assisted living communities.

Overview of Office Properties Income Trust (Nasdaq: OPI)

OFFICE PROPERTIES
INCOME TRUST

- Founded in 2009, Office Properties Income Trust ("OPI") is a REIT focused on office and mixed-use properties in select U.S. markets
- OPI is also externally managed by RMR
- OPI's operating performance has been deteriorating, and office REITs face long-term, potentially existential challenges due to labor model shifts driven by the COVID-19 pandemic
- Approximately half of OPI's debt stack comes due before the end of 2025, during a time when operating performance will likely continue to be challenged and debt markets will be skeptical of the value of office properties

Enterprise Value ($M)	$2,857
Market Capitalization ($M)	$384
LTM Adj. EBITDAre ($M)	$324
EV/LTM Adj. EBITDAre	8.8x
Implied Cap Rate	11.4%
Net Debt/LTM Adj. EBITDAre	7.7x
Annualized Dividend Yield (End of Q1 2023)	17.9%[1]
Headquarters	Newton, MA

Percentage of Total Annualized Rental Income[2]

Tenant Industry[3]



Other: 11%
U.S. Gov't: 20%
Other Gov't: 9%
Gov't Contractors: 6%
Real Estate & Financial: 16%
Technology & Communications: 16%
Legal & Other Professional Services: 12%
Manufacturing & Transportation: 11%

Tenant Credit Characteristics



Not Rated: 29.5%
Investment Grade: 63.0%
Non-Investment Grade: 7.5%

Source: Company filings and FactSet as of July 7, 2023. 1) On April 13, 2023, OPI announced a regular quarterly cash distribution of $0.25 per common share ($1.00 per common share per year), resulting in an 8.1% annualized dividend yield based on the March 31, 2023, closing price. 2) As of March 31, 2023. 3) Other" category includes Life Sciences and Medical, Food, Hospitality, Energy Services, and Other.

Overview of the Proposed Merger

Announcement Date	April 11, 2023
Special Meeting Date	August 9, 2023
Transaction Details	▪ Merger between Office Properties Income Trust and Diversified Healthcare Trust ▪ Post-transaction ownership of approximately 58% for OPI shareholders and 42% for DHC shareholders ▪ Combined company will be led by the OPI management team and will continue to be externally managed by the RMR Group
Consideration	▪ DHC shareholders will receive 0.147 shares of OPI for each DHC common share ▪ $1.70 per share as of the Announcement Date ▪ $1.16 per share based on closing price as of July 7, 2023
Offer Premium[2]	
One Day:	37%
30 Days:	15%
90 Days:	44%
One Year:	33%
One Year High	(41%)
Deal Process	▪ DHC Board of Trustees rejected an all-cash proposal to acquire the Company for $4.00/share in May 2022 ▪ Current process began when DHC was trading near an all-time low ▪ No outreach to strategic or financial acquirers beyond OPI

1) Source: FactSet and Company filings. 2) Premium calculated based on the value of the proposed merger consideration at announcement relative to the stock's volume-weighted average closing price during the specified period, as of April 10, 2023, the day before the transaction was announced.

DHC Has Traded Above the Deal Price for Over a Month

- DHC shares have consistently traded above the deal price since public opposition to the deal first emerged in late May
- Since then, the spread between the trading price and the transaction price has widened as public opposition has increased
- DHC's announcement of an event of default under its credit facility and a "going concern" warning had little impact on the Company's stock price
- At today's price, DHC shareholders would be better off selling their shares than accepting this suboptimal take-under by OPI

DHC Stock Price and Value of Consideration Since Transaction Announcement[1]



$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
April 11
April 18
April 25
May 2
May 9
May 16
May 23
May 30
June 6
June 13
June 20
June 27
July 4
Adam Portnoy's trust purchasing shares
May 23 Spread begins to widen as first large shareholder, Flat Footed, comes out in opposition to the deal
June 7 Flat Footed files preliminary proxy statement opposing the deal
June 12 D. E. Shaw files 13D indicating public opposition to the deal
June 29 DHC announces event of default under credit facility
June 30 A third large shareholder, H/2 Capital, comes out in opposition to the deal
$2.44
$1.16
DHC Stock Price
Value of the Consideration

1) Source: FactSet and Company filings. Data as of July 7, 2023.

SECTION II

THE MERGER SIGNIFICANTLY UNDERVALUES DHC

The Merger Significantly Undervalues DHC

1 The Value of the Consideration has Declined Significantly	▪ OPI's shares traded down 24% on the day the transaction was announced and have continued to underperform the market ▪ The current value of the consideration is approximately 6% lower than DHC's value before the transaction was announced and well below analyst price targets and comparable transactions[1]
2 The Value is Inadequate Based on Management's Projections	▪ DHC's business has been showing signs of recovery; the merger with OPI, however, values DHC at a trough (and the fairness opinion is largely based on 2023E numbers) ▪ We believe management's projections of sustained growth warrant a higher valuation inline with forward multiples of peers and precedent transactions
3 DHC Deserves a Greater Share of Pro Forma Equity	▪ OPI's financial advisor, J.P. Morgan, calculated that DHC's equity is worth approximately four times the equity of OPI, but the deal gives DHC shareholders only 42% of the combined equity
4 DHC's Underlying Real Estate is Likely Worth More Than the Deal	▪ We believe DHC's underlying real estate has equity value in excess of $10 per share ▪ The value of DHC as an enterprise has been depressed due to operational underperformance and public company governance issues, both of which can be addressed (but won't be with this deal)

1) Source: FactSet. Data as of July 7, 2023.

1 The Value of the Consideration Has Declined Significantly…

Negative shareholder reaction to the deal and OPI's rapidly deteriorating prospects have impaired the value of its stock as currency for DHC shareholders

Value of Merger Consideration[1]



$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Value per DHC Share
Value at Announcement:
$1.70
Current Discount: 32%
April 10
April 17
April 24
May 1
May 8
May 15
May 22
May 29
June 5
June 12
June 19
June 26
July 3

1) Source: FactSet. Data as of July 7, 2023.

1 …To the Point Where the Merger Is Now a Take-*under* of DHC

One-Day Premium[1]



37%
22%
(6%)
Value at Announcement
Precedent Healthcare REIT Transactions
Current Value of Consideration

14-Day Premium[1]



30%
20%
(11%)
Value at Announcement
Precedent Healthcare REIT Transactions
Current Value of Consideration

30-Day Premium[1]



15%
20%
(21%)
Value at Announcement
Precedent Healthcare REIT Transactions
Current Value of Consideration

Premium to One-Year High Prior to Deal[1]



23%
(41%)
(60%)
Value at Announcement
Precedent Healthcare REIT Transactions
Current Value of Consideration

1) Source: FactSet and Bloomberg. "Precedent Healthcare REIT Transactions" refers to companies included in BofA Securities "Selected Precedent Transactions" analysis, as disclosed on page 130 of OPI's Form S-4 and includes Healthcare Trust of America/Healthcare Realty Trust, New Senior Investment Group/Ventas, MedEquities Realty Trust/Omega Healthcare Investors and Care Capital Properties/Sabra Health Care REIT. Aggregated data refers to median. "Current Value of Consideration" as of July 7, 2023. One-Day Premium calculated based on price on the last trading day before the transaction announcement. 14-Day and 30-Day premiums based on VWAPs as of the last trading day before the transaction announcement. One-year highs based on closing prices. DHC closed at its one-year high of $2.88 on April 14, 2022.

1 The Merger Consideration Is Well Below Analyst Price Targets

DHC Mean Analyst Price Target[1]



$7.50
$3.85
$3.90
$4.05
$4.55
$4.55
$4.45
$4.26
$4.50
$3.33
$2.87
$2.17
$2.30
1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23
Current Value of Consideration: $1.16

Premium to Mean Analyst Price Target[1,2]



(26%)
10%
(50%)
Value of Consideration at Transaction Announcement
Precedent Healthcare REIT Transactions
Current Value of Consideration

DE Shaw & Co

1) Source: FactSet. 2) "Precedent Healthcare REIT Transactions" refers to companies included in BofA Securities "Selected Precedent Transactions" analysis, as disclosed on page 130 of OPI's Form S-4 and includes Healthcare Trust of America/Healthcare Realty Trust, New Senior Investment Group/Ventas, MedEquities Realty Trust/Omega Healthcare Investors and Care Capital Properties/Sabra Health Care REIT. Mean analyst price targets sourced from FactSet and data refers to median. DHC premiums based on a mean target price of $2.30 as of April 10, 2023.

2 The SHOP Segment Has Been Showing Signs of Recovery…

- Prior to the announcement of the deal, DHC management was upbeat
- DHC reported Q4 2022 earnings on March 1, highlighting positive results and outlook and describing a path to covenant compliance[2]
  - DHC stock rose over the next week, reaching $1.87 per share on March 8
- In May, DHC reported Q1 2023 earnings, which showed sequential improvement driven by several positive trends in the SHOP segment, including continued occupancy recovery and reduced impact from labor cost inflation[3]

DHC SHOP Occupancy[1]



84%
79%
75%
72%
70%
71%
71%
73%
73%
74%
75%
76%
77%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

DHC SHOP Same Property NOI Margin[1]



15%
12%
5%
8%
6%
7%
5%
2%
1%
3%
(1%)
2%
6%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

The year-over-year and quarter-over-quarter improvement in normalized FFO… was largely driven by continued improvements in three areas within our SHOP segment…"

– **Jennifer Francis**, President & CEO of DHC[3]

1) Source: Company filings. 2) Source: DHC Q4 2022 Earnings Call, March 3, 2023. 3) Source: DHC Q1 2023 Earnings Call, May 9, 2023.

2 … And Management's Projections Indicate Accelerated Growth

- Prior to the announcement of the transaction, DHC's management expressed confidence in the business and its path towards stabilization and growth
- Management's projections disclosed in the merger proxy reflect its expectations that DHC's recovery will continue unabated
- Yet DHC's financial advisor based its valuation of the Company on projections for 2023, which is effectively a "trough" year and does not reflect DHC's recovery
- DHC's projections show SHOP NOI increasing from essentially break-even in 2021 and 2022 to nearly $200 million in 2024
- We believe that achieving these targets would serve as a meaningful catalyst for increasing DHC's valuation

DHC SHOP NOI ($M)[1]



$215
$98
$10
$9
$66
$195
$288
$336
$380
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

DHC Adjusted EBITDAre ($M)[1]



DHC's financial advisor used 2023E Adj. EBITDA to calculate DHC's implied valuation
$519
$391
$278
$182
$217
$346
$451
$512
$561
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

1) Source: 2019-2022 data from Company filings. 2023E-2027E data from OPI's Form S-4, filed with the SEC on May 19, 2023.

2 DHC's Trustees Are Enthusiastic About Its Prospects

Macro Environment Supports Continued SHOP Recovery

"Fundamentally, supply and demand trends are supporting this [senior living] recovery. The number of senior living units under construction is at its lowest level since 2015, with inventory growth moderating to just 1.4% year-over-year… [T]he 80-plus demographic is projected to increase an average of 3.7% per year over the next two years, compared to the 2% [CAGR] over the last five years."

Jennifer Francis, DHC CEO
DHC Q3 2022 Earnings, Nov. 3, 2022

DHC Can Weather Its Challenges and Continue Its Progress

"As a reminder, in the third [calendar] quarter… DHC reported its sixth consecutive quarter of occupancy growth in its senior living communities… That trend is consistent with the broader industry… [W]e are confident DHC can both weather these near-term challenges and continue strategically reinvesting in its assets."

Adam Portnoy, RMR CEO
RMR Q1 2023 Earnings, Feb. 3, 2023

Other Options Are Available for DHC to Address Its Maturities

"There are a couple of levers [to pull to address maturities]… [W]e have some pretty great MOB and life sciences assets that many investors are interested in, so whether it was a disposition, [or] more likely a JV."

Jennifer Francis, DHC CEO
DHC Q4 2022 Earnings, Mar. 2, 2023

2 We Believe DHC's Recovery and Growth Warrants a Higher Valuation

- DHC's 2022 Adjusted EBITDAre was a multi-year low, reflecting the full impact of COVID-19 on the Company's business
- Management, however, is expecting a robust and sustained recovery, with Adjusted EBITDAre projected to compound at a rate of approximately 25% over the next five years
- Based on forward Adjusted EBITDA multiples of peers and comparable transactions, the current deal significantly undervalues DHC

Implied Valuation Range Based on 2024E Adj. EBITDA[1,2]



Current Value of
Consideration: $1.16
BofA Trading Comparables
$9.57
$19.15
JPM Trading Comparables
$7.39
$16.57
BofA Precedent Transactions
$6.94
$22.36
FTSE Nareit Health Care REITs
$6.78
$19.15
$0.00
$5.00
$10.00
$15.00
$20.00
$25.00

EV/FY+1 Adjusted EBITDA Multiple[1]

	Low	Median	High
Nareit Health Care REITs	11.3x	14.0x	19.9x
BofA Precedent Transactions	11.4x	12.4x	22.1x
JPM Trading Comparables	11.8x	15.6x	18.1x
BofA Trading Comparables	13.3x	15.8x	19.9x

1) See Appendix for list of comparables and their transaction and valuation multiples. Valuation multiples are sourced from FactSet, with Enterprise Value and 2024E Adjusted EBITDA multiples as of April 10, 2023 and transaction multiples based on FY+1 analyst estimates as of the last trading day before the transaction announcement. Current value of consideration as of July 7, 2023. 2) DHC implied valuation based on: (($346M 2024E Adj. EBITDAre x [Valuation/Trading Multiple]) + Book Value of Unconsolidated Assets of $157M + Cash of $383M – Debt of $2,830M) / 240M shares outstanding.

2 Management's Own Projections Suggest DHC Is Worth More

- On a standalone basis, we believe there is a near-term path to $350 million in NOI, which, in our view, would still reflect a discount to the full potential of DHC's assets
- Management's own projections show DHC surpassing $500 million in NOI by 2026 (and $350 million as soon as 2024)[1]
- Even assuming a conservative discount for DHC's historical operational performance and governance, we believe DHC should be worth at least $5 per share

DHC Consolidated NOI ($M)[1]



$233
$362
$468
$530
$580
2023E
2024E
2025E
2026E
2027E

DHC 2024E Consolidated NOI ($M)[1]	$ 362
Cap Rate[2]	8%
Enterprise Value ($M)	$ 4,519
Book Value of Unconsolidated Assets ($M)[3]	$ 157
Plus: Cash ($M)[3]	$ 383
Total Value ($M)	$ 5,059
Less: Debt ($M)[3]	$ 2,830
Equity Value ($M)	$ 2,229
Shares Outstanding (M)[3]	240
Value per Share	**$9.30**

1) Source: Office Properties Income Trust Form S-4, filed with the SEC on May 19, 2023, on page 143. 2) Based on range of 5% to 7% cap rates for Ventas and Welltower based on consensus 2024E NOI. 3) Source: Company filings. Data as of March 31, 2023.

3 DHC Deserves a Greater Share of the Pro Forma Equity

- In J.P. Morgan's fairness opinion for OPI, it used a discounted cash flow model to calculate that OPI's equity is worth approximately $400 million and DHC's equity value is approximately $1.6 billion, **indicating that DHC shareholders should receive >80% of the equity of the combined company**
- Yet, the merger would result in DHC shareholders owning only 42% of the combined equity
- We believe this allocation materially undervalues DHC and its contribution to the pro forma entity

Standalone Equity Value as Calculated by JPM ($M)[1]


$403
$1,643
DHC
OPI

Proposed Share of Pro Forma Equity[2]


42%
58%
DHC
OPI

1) Source: Office Properties Income Trust Form S-4, filed with the SEC on May 19, 2023, on page 125 ("the implied equity value of OPI on a stand-alone basis [is] approximately $403 million, using the midpoint value determined in J.P. Morgan's discounted cash flow analysis of OPI" and "the implied equity value of DHC on a stand-alone basis [is] approximately $1.643 billion, using the midpoint value determined in J.P. Morgan's discounted cash flow analysis of DHC"). 2) Diversified Healthcare Trust Press Release, April 11, 2023.

4 DHC's Underlying Real Estate Is Likely Worth More

- Despite the Company's near-term challenges, DHC has a strong portfolio with valuable real estate assets
- Assuming DHC's senior housing assets trade at ~$130,000/unit (which we believe is conservative in the current market), we believe the value of those underlying assets is likely worth in excess of $10 per share
- Even assuming (a) a discount given DHC's historical underperformance, and (b) a $375 million termination fee that would be paid to RMR (worth ~$1.50/share), we believe DHC could be worth significantly more than the proposed merger consideration

Senior Living Units in DHC Portfolio[1]	25,327
Illustrative Price Per Unit[2]	$185,411
Discount	(30%)
Price Per DHC Senior Living Unit	$129,788
(1) Value of DHC Senior Living Real Estate ($M)	$ 3,287

	NOI ($M)	Cap Rate	Value ($M)
Life Sciences & Medical Office Buildings[1]	$ 135	8%	$ 1,689
Triple Net Leases / Other[1]	$ 32	8%	$ 395
Unconsolidated JV Assets[1]			$ 157
(2) Value of Other DHC Real Estate			$ 2,241

Total Value of DHC Real Estate ($M)	**$ 5,528**
Plus: Cash ($M)[1]	$ 383
Less: Debt ($M)[1]	$ 2,830
DHC Equity Value ($M)	$ 3,082
Shares Outstanding (M)[1]	240
Illustrative Value per Share of DHC Real Estate	**$12.86**

1) Source: Company filings. Data as of March 31, 2023.
2) Reported by the National Investment Center for Seniors Housing & Care (NIC). Refers to rolling four quarter average as of March 31, 2023 (5.9% cap rate).

SECTION III

THE TIMING IS WRONG AND THE STRATEGIC RATIONALE IS NOT COMPELLING

The Timing Is Wrong and the Strategic Rationale Is Not Compelling

1 OPI is Facing its Own Challenges	▪ OPI has underperformed its peers and relevant benchmarks over various time periods ▪ OPI is highly leveraged and is facing a looming debt maturity cliff as occupancy rates decline and operating performance is deteriorating
2 The Outlook for Office REITs is Deteriorating	▪ The work-from-home trend appears to be continuing, putting office REITs under significant pressure ▪ Office REITs have fallen out of favor among investors, and the prospects and timeline for recovery are uncertain
3 Senior Housing Prospects are Improving	▪ Senior housing real estate is poised to benefit from long-term demographic and macroeconomic tailwinds, including accelerated population growth in individuals 80+ and tight inventory ▪ Occupancy is continuing to improve across the sector
4 The Strategic Rationale is not Compelling	▪ Synergies between DHC and OPI are limited, and the modest efficiencies are outweighed by significant transaction costs ▪ The combination does not appear to be underpinned by industrial logic other than diversification

1 OPI's Total Shareholder Returns Have Been Poor

1-Year Total Shareholder Return[1]


FTSE US Office REIT Index
(48%)
MSCI US REIT Index
(23%)
BofA OPI Public Comparables
(42%)
OFFICE PROPERTIES
(46%)
(100%)
(80%)
(60%)
(40%)
(20%)
0%
20%

3-Year Total Shareholder Return[1]


FTSE US Office REIT Index
(37%)
MSCI US REIT Index
12%
BofA OPI Public Comparables
(38%)
OFFICE PROPERTIES
(46%)
(100%)
(80%)
(60%)
(40%)
(20%)
0%
20%

5-Year Total Shareholder Return[1]


FTSE US Office REIT Index
(22%)
MSCI US REIT Index
11%
BofA OPI Public Comparables
(29%)
OFFICE PROPERTIES
(62%)
(100%)
(80%)
(60%)
(40%)
(20%)
0%
20%

10-Year Total Shareholder Return[1]


FTSE US Office REIT Index
1%
MSCI US REIT Index
15%
BofA OPI Public Comparables
(9%)
OFFICE PROPERTIES
(72%)
(100%)
(80%)
(60%)
(40%)
(20%)
0%
20%

1) Source: FactSet. Data as of April 10, 2023, the day before the transaction was announced. "BofA OPI Public Comparables" refers to the companies used in the "Selected Publicly Traded Companies" Analysis by BofA Securities, as disclosed on page 132 of OPI's Form S-4., filed with the SEC on May 19, 2023, and includes Cousins Properties, Highwoods Properties, Piedmont Office Realty Trust, Brandywine Realty Trust, Corporate Office Properties Trust and Easterly Government Properties.

1 OPI Faces a Looming Debt Maturity Cliff…

- Much of management's rationale for the proposed transaction has focused on DHC's challenges
- OPI, however, also has significant near-term debt maturities and high leverage
- We are concerned that RMR is using the combination with DHC to fortify OPI and therefore preserve its own lucrative management fees

% of Debt Maturing in 2023-2025[1]



46%
27%
34%
OPI
Nareit Office REITs
BofA OPI Public Comparables

> ***In an environment when borrowing and refinancing gets tougher and more expensive, the best place to be is not requiring a lot of financing."***
>
> – Barclays Research Report[2]

1) Source: Bloomberg. "Nareit Office REITs" refers to companies categorized under the "Office" sector of the FTSE Nareit Index, as of May 31, 2023. "BofA OPI Public Comparables" refers to the companies used in the "Selected Publicly Traded Companies" Analysis by BofA Securities, as disclosed on page 132 of OPI's Form S-4., filed with the SEC on May 19, 2023, and includes Cousins Properties, Highwoods Properties, Piedmont Office Realty Trust, Brandywine Realty Trust, Corporate Office Properties Trust and Easterly Government Properties. Data as of July 7, 2023. 2) Barclays Research Report, "Refinancing Risk Adds Another Headwind; Downgrade SLG to UW, BXP to EW," March 23, 2023.

1 …As Operating Performance Continues to Deteriorate

- OPI's operating performance has declined for several years, as lingering COVID-related issues like declining occupancy continue to weigh on results
- OPI management has warned that more challenges lie ahead, noting that "headwinds in the office sector remain, with added pressure as a result of corporate cost cutting" and "elevated sublease space"[1]

OPI AFFO/Share[2]



$6.01
$5.39
$4.87
$4.76
$4.08
2019
2020
2021
2022
LFQ Annualized

OPI Occupancy Rate[2]



94.4%
90.5%
1Q 18
2Q 18
3Q 18
4Q 18
1Q 19
2Q 19
3Q 19
4Q 19
1Q 20
2Q 20
3Q 20
4Q 20
1Q 21
2Q 21
3Q 21
4Q 21
1Q 22
2Q 22
3Q 22
4Q 22
1Q 23

D E Shaw & Co

1) OPI Q1 2023 Earnings Call, April 11, 2023. 2) Source: Company filings.

2 Office REITs Face Continued Challenges

Remote Work Remains Popular

Fully remote work remains prevalent, even as other pandemic-era trends have abated

% of Remote Job Posts[1]



13%
33%
27%
Dec. 2019
Feb. 2022 (Peak)
Feb. 2023

Office Usage Rates Have Stagnated

Usage rates have not materially changed in over a year as the return-to-office movement has lost momentum

Office Tenant Occupancy as a % of Pre-Pandemic Norm[2]



48%
50%
47%
45%
41%
44%
45%
47%
10-Metro Average
New York
San Francisco
Washington DC
September 2022
March 2023

The Sector is Out of Favor Among Investors

Macroeconomic trends have made office REITs particularly volatile, with fewer investors willing to take on incremental risk

Office REITs P/AFFO Premium[3]



50%
25%
0%
(25%)
(50%)
31%
(39%)
Mar 2018
Mar 2019
Mar 2020
Mar 2021
Mar 2022
Mar 2023

> ***REIT dedicated investors are increasingly simply ignoring office, while generalists are often shorting the space. This investor dynamic will continue to be a headwind for the sector until fundamental trends in office [improve].”***
>
> – Barclays Research Report[4]

1) Source: Barclays Research Report, “Hybrid Culture Catching Up,” March 2, 2023 (citing Burning Glass data). 2) Source: Savannah DeLullo, Nareit, March 15, 2023 (citing data from Bloomberg, Kastle Systems, and Nareit). Available at: https://bit.ly/42TuHdl. 3) Source: FactSet. Data represents premium/(discount) of the median of Nareit Office REITs relative to the median of the FTSE Nareit Index median as of the end of each quarter from 3/31/18 to 3/31/23. 4) Barclays Research Report, “Refinancing Risk Adds Another Headwind; Downgrade SLG to UW, BXP to EW,” March 23, 2023.

3 Senior Housing, by Contrast, is Poised for Growth

80+ Population Growth Is Set to Accelerate

The growth rate of the US 80+ population is projected to increase significantly, spurring senior housing demand

U.S. 80+ Population (in millions)[1]



'10-22 CAGR: 1.8%
'22-30E CAGR: 4.4%
11 11 12 12 12 12 12 12 13 13 12 12 14 15 15 16 16 17 18 19 20
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

Senior Housing Inventory Remains Tight

Limited housing supply and low inventory growth are set to create a supply/demand imbalance as the 80+ population grows

Senior Housing Inventory Growth[2]



3.1%
1.6%
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23

Occupancy Is Continuing to Recover

Senior housing occupancy rates continue to improve steadily and should ultimately surpass pre-COVID levels

Senior Housing Overall Occupancy[2]



88.1%
78.8%
83.2%
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23

> ***"The senior housing industry will see many years of demand growth exceeding supply growth, which should eventually lead to occupancy over 90% for the industry."***
>
> – Morningstar[3]

DE Shaw & Co

1) Source: Organisation for Economic Co-operation and Development as of June 2023. 2) Source: Barclays Research Report, "1Q23 Preview and Debt Maturity Analysis for Healthcare REITs/Senior Housing Operators," citing NIC MAP data, April 25, 2023. 3) Kevin Brown, "Senior Housing's Recovery Slowed by Supply Growth, but Demand Should Outpace Supply Over Next Decade," Morningstar, May 18, 2023.

Synergies Are Limited (and Outweighed by Transaction Costs)

- The expected cost savings of the proposed transaction are minimal relative to previous healthcare REIT deals
- On the other hand, the transaction expenses – estimated to be $75 million – are significant
- The transaction lacks industrial logic beyond basic diversification, which investors can achieve on their own simply by continuing to own standalone DHC and OPI shares, if they wish
- In fact, RMR-affiliated companies have previously acknowledged the benefit of keeping healthcare and office assets separate[3]

Expected Cost Savings as a % of Transaction Value[1,2]


0.76%
0.51%
0.51%
0.09%
New Senior/Ventas
Healthcare Trust/Healthcare Realty
Care Capital/Sabra
DHC/OPI

Transaction Expenses as a % of Transaction Value[1,2]


2.63%
2.07%
1.39%
0.77%
DHC/OPI
Healthcare Trust/Healthcare Realty
New Senior/Ventas
Care Capital/Sabra

1) Source: Company filings. 2) Note: Comparable transactions derived from those included in BofA Securities “Selected Precedent Transactions” analysis, as disclosed on page 130 of OPI’s Form S-4. MedEquities Realty Trust/Omega Healthcare Investors omitted from consideration because the company did not disclose a specific expected cost savings figure. 3) Equity Commonwealth Press Release, June 15, 2010, “HRPT Properties Trust Announces Name Change, Reverse Stock Split, Dividend Increase and Sales of $231 Million of Properties.”

SECTION IV

THE PROCESS WAS FLAWED AND INADEQUATE

The Process Was Flawed and Inadequate

1	**The Sale Process Was Limited in Scope and Duration**	▪ The process that led to the transaction lasted less than four months ▪ There was no outreach to strategic or financial acquirers beyond OPI, and there were no other bidders[1]
2	**The Special Committee Lacked Independence and Expertise**	▪ Only one member of DHC's special committee has any outside real estate experience ▪ The Committee's Chair has a longstanding relationship with RMR and serves on the Board of another RMR-affiliated entity
3	**The Transaction Appears Engineered to Benefit RMR**	▪ RMR and its largest beneficial owner owned little stock in DHC and OPI prior to the deal and do not, in our view, have the same incentives as DHC and OPI shareholders[2] ▪ We believe RMR is utilizing DHC's financing capacity so OPI can continue paying management fees to RMR
4	**Adam Portnoy's Post-Deal Announcement Purchases of DHC Shares Are Troubling**	▪ Adam Portnoy's trust bought ~21 million shares of DHC stock just two days before the record date at prices well above the value of the consideration the trust would receive in the transaction ▪ Given his ownership of RMR, Mr. Portnoy stands to benefit from ongoing management fees from OPI and we are concerned that he may have bought these shares as a means to amplify his influence and push the merger through

1) Source: OPI's Form S-4. 2) As of April 11, 2023, the date the merger was announced.

1 The Sale Process Was Limited in Scope and Duration

- In May 2022, DHC received an unsolicited acquisition proposal from a third party for $4.00 in cash per share
- DHC chose not to engage with the third party and only began a sale process when the stock was trading near an all-time low
- The sale process lasted just over 100 days
- There was no outreach to strategic or financial acquirers beyond OPI; OPI was the only bidder for DHC[1]

Length of Sale Process (Days)[1,2]



Median of Precedent Transactions: 222
338
293
150
112
34
MedEquities/Omega
Care Capital/Sabra
Healthcare Trust/Healthcare Realty
DHC/OPI
New Senior/Ventas

Total Number of Bidders[1]



3
2
2
1
1
Healthcare Trust/Healthcare Realty
New Senior/Ventas
MedEquities/Omega
Care Capital/Sabra
DHC/OPI

DE Shaw & Co

1) Source: Form S-4s 2) Process assumed to begin on the earlier of the date on which the company engaged a financial advisor to explore a sale of the company or received in-bound interest.

2 DHC’s Special Committee Lacks Independence and RE Expertise

DHC’s Special Committee members have limited real estate experience and deep connections to RMR and the Portnoy family and own very little DHC stock

	 **Lisa Harris Jones**	 **Daniel LePage**	 **David Pierce**
Primary Role	Government relations and lobbying attorney	Investment banker	Former medical device company executive
Total Tenure at RMR-Managed Entities[1]	**13 years**	3 years	1 year
Years of Real Estate Industry Experience (ex-RMR Entities)	**0**	30+	**0**
Vote at Last Annual Meeting	**66%**	87%	87%
Value of DHC Shares Owned[2]	**$85,849**	**$64,368**	**$24,800**

Source: Company filings. 1) Includes tenures at other REITs managed by RMR, including Industrial Logistics Properties Trust, Office Properties Income Trust, and Service Properties Trust. 2) Reflects shares owned as disclosed in DHC’s 2023 Annual Meeting Proxy Statement, filed with the SEC on April 20, 2023, with the value based on DHC’s closing price as of April 10, 2023.

3 The Transaction Appears Engineered to Benefit RMR

- Both DHC and OPI are managed by RMR
  - RMR derives its revenue from management fees tied to the enterprise values of DHC and OPI
  - RMR's fee structure disincentivizes selling assets to pay down debt, which we believe is a viable option for DHC
- RMR owns *de minimis* stock in DHC and OPI; its incentives are different from public shareholders'
- The proposed merger allows RMR to utilize the value and financeability of DHC's senior housing assets to protect RMR's management fees at OPI, which is not easily financed because of office sector concerns
- Absent this deal, RMR would have to sell OPI assets (lowering its fees) or face an OPI bankruptcy, which would likely wipe out RMR's management contract

% of Debt Maturing in 2023-2025[1]


46%
27%
34%
OPI
Nareit Office REITs
BofA OPI Public Comparables

1) Source: Bloomberg. Data as of July 7, 2023

3 Mr. Portnoy's Recent Purchases of DHC Shares Are Troubling

- Adam Portnoy is the controlling shareholder of RMR and managing trustee of both OPI and DHC[1]
- In the days leading up to the record date, Mr. Portnoy's trust bought ~21 million shares of DHC, even though the stock was trading at a significant premium to the merger consideration, indicating that he would lose money if the deal goes through
- Given Mr. Portnoy's ties to RMR, we believe that his recent share purchases may indicate an attempt to amplify his influence and push through the merger, which benefits OPI and RMR at the expense of DHC's shareholders

DHC Share Price on Date of Mr. Portnoy's Purchases[2]



$1.21
$1.35
$1.47
$1.69
$1.75
$1.87
$2.34
$2.46
$2.59
$2.87
$3.03
$3.07
0.6
1.1
1.5
1.6
2.3
1.6
2.4
1.7
1.9
2.0
2.0
2.0
Shares Purchased (M)
May 30
May 31
June 1
June 2
June 5
June 6
June 7
June 8
June 9
June 12
June 13
June 14
Value of Merger Consideration on May 30

DE Shaw & Co

1) Source: OPI S-4/A, filed with the SEC on June 20, 2023. 2) Source: FactSet.

SECTION V

BETTER ALTERNATIVES EXIST FOR DHC

We Believe DHC's Primary Issue Is Short-Term and Fixable

- DHC's primary issue is its non-compliance with its consolidated income-to-debt service ratio covenant
  - While it is out of compliance with this covenant, DHC is prohibited from raising new debt, including for refinancing and incremental capital spending
- However, DHC holds over $5.8 billion in unencumbered assets[1]
- Without the covenant constraint, we believe the market would be receptive to DHC issuing secured debt to refinance its 2024 and 2025 maturities
  - In particular, DHC can access low-cost government-backed agency mortgage debt secured against its senior living assets, which would allow for continued access to attractive financing
- We believe DHC has several options to address its near-term maturities that would be preferable to the proposed transaction
  - Some of these solutions do not even require DHC to regain covenant compliance
  - Other solutions provide an accelerated path to covenant compliance

1) Source: DHC Q4 2022 Earnings Call, March 3, 2023.

Better Alternatives Exist for DHC

1. **DHC Could Wait to Achieve Covenant Compliance**
2. **DHC Could Solicit Consents from Bondholders**
3. **DHC Could Sell Assets to Repay Debt**
4. **DHC Could Issue Preferred Stock to Repay Debt**
5. **DHC Could Issue a Zero-Coupon Bond to Repay Debt**
6. **DHC Could JV Certain Assets**

1 DHC Could Wait to Achieve Covenant Compliance

- DHC has no maturities until 2024 and therefore has more time to let its recovery play out
- We believe DHC can achieve covenant compliance by the fourth quarter of 2023 – well before its first bond maturity
  - Based on Q1 2023 and April results, DHC is on track to exceed its SHOP projections for 2023 by at least $25 million
  - The market is broadly expecting senior living results to improve industry-wide in the second half of 2023
- Based on the CEO's statements during the Q4 2022 earnings call and investor calls with management, we were led to believe that this "recovery strategy" was the Company's preferred path forward
- We question DHC management's sudden change in tone for 2023, just after the merger announcement, in the face of strong YTD operating results and strong projections for 2024

2 DHC Could Solicit Consents from Bondholders

- Front-dated unsecured bondholders are highly incentivized to remove the covenant so they can be repaid
- Long-dated unsecured bondholders know that DHC could ultimately sell assets and/or pursue other options to repay the front-end bonds instead of filing for bankruptcy; for them, removing the covenant is a better outcome
- We believe offering a consent fee and/or the ability for long-dated bonds to partially exchange into secured bonds would be sufficient to drive a majority of bondholders to vote to remove the covenant
  - Bondholders are motivated to consent – if they know the vote will pass regardless of their participation, they are incentivized to accept the fee

3 DHC Could Sell Assets to Repay Debt

- DHC possesses valuable real estate, most of which is liquid and easily saleable
  - Most properties fall under the $15 million ticket size and can be mortgaged without difficulty
- These assets would be attractive to strategic acquirers like Ventas, Welltower, Healthcare Realty Trust, or Physicians Realty Trust, among others, as complementary to their existing portfolios
- <u>This simple option does not require covenant compliance</u>

4 DHC Could Issue Preferred Stock to Repay Debt

- Preferred stock would have debt-like features but would be classified as equity and could therefore be issued even if DHC remains out of compliance with its covenants
- On an investor call on March 8, DHC acknowledged that interested parties had proposed a structured preferred stock deal. The Company has subsequently argued that this option would be too costly
  - However, a temporary, higher-cost instrument would be far less dilutive to shareholders than the proposed merger with OPI
  - Participation in the preferred stock could also be offered pro rata to shareholders, potentially eliminating any dilution concerns
- DHC could also issue structured preferred stock at its operating company subsidiaries, which would make the preferred stock structurally senior to most of the unsecured bonds, significantly reducing the cost of the instrument
  - A similar structure was seriously considered at Washington Prime Group, a mall REIT, which was far more stressed than DHC[1]
  - Certain restructuring advisors have suggested this structure to us and have indicated that they have tried, unsuccessfully, to propose this structure to DHC

1) Source: Washington Prime Group Form 8-K, filed with the SEC on December 15, 2020.

5 DHC Could Issue a Zero-Coupon Bond to Repay Debt

- A $750 million zero-coupon bond to repay the 2024 and 2025 maturities would remove $61 million from the pro forma debt service expense and bring DHC into covenant compliance
- For example, we believe DHC could raise a ~$900 million face bond due in 2025 issued at a 17% discount
  - This would enable investors to earn ~10% annualized returns and bring in proceeds to DHC of ~$750 million
  - Because this bond could be secured by DHC's assets *and* would have a short maturity, we believe investors would be eager to participate

6 DHC Could JV Certain Assets

- DHC could raise new debt at a newly created JV without requiring covenant compliance and use proceeds to address its maturities
  - DHC could structure the JV to minimize dilution to the new JV partner (who would need to own >50% stake)
  - The JV would also help DHC get back into covenant compliance. EBITDA would not be reduced 1:1 with debt service given that DHC would still get significant income credit from distributions from the joint venture
- DHC has EBITDA-negative senior housing assets that weigh on the covenant calculation. If DHC sells >50% stake in these assets, the negative EBITDA is removed from the covenant calculations, enabling DHC to regain compliance and pursue regular-way refinancings
  - DHC could put these assets into a JV and sell 51% to a third party, in a structure that would maintain its right to repurchase the assets later at a certain price
  - DHC could distribute these assets plus cash to existing shareholders, which would eliminate concerns about having to sell assets at a suboptimal price

We Believe DHC Could Regain Covenant Compliance

- We find it hard to reconcile the Company's disclosure on its covenants – and we question the change in posture
- On its Q4 2022 earnings call, DHC management said that the Company had an NOI shortfall of $74 million to get back into compliance; with results improving, it saw a path to get there
- Yet, post-merger announcement, DHC now says it has an NOI shortfall of $81 million, despite the fact that its LTM reported EBITDAre increased by $24 million
- Covenant calculations are inherently subject to add-backs and adjustments that require management's discretion – and we question how the sudden change in posture may be impacting these adjustments.

Estimated Metrics	Q4 '22 LTM PF [1]	Q1 '23 LTM PF [2]
PF Adjusted EBITDAre	182	206
Undisclosed Adjustment	6	(16)
PF Consolidated Income	188	190
PF Debt Service	175	181
Consolidated Income to Debt Service Ratio	1.07	1.05
Minimum Ratio for Compliance	1.50	1.50
Compliance?	**No**	**No**
NOI (Shortfall) Surplus for Compliance	(74)	(81)

The addition of Q1 '23 added $24MM to LTM Adj. EBITDAre, so why did PF Consolidated Income only go up by $2MM?

1) Estimates derived from DHC CFO's comment on Q4 2022 Earnings Call ("And that leaves us with needing to improve NOI by about $74 million to get back into compliance."). 2) DHC Form 8-K, filed with the SEC on June 26, 2023.

We Believe DHC Could Regain Covenant Compliance

Estimated covenant compliance under various scenarios, even accepting DHC's newly disclosed baseline



No Proactive Intervention
Potential Interventions
Minimum Ratio for Compliance: 1.50
1.05
1.15
1.62
1.72
1.56
Q1 2023 LTM PF
Q1 2023 LTM Adj PF
Q1 2023 Annualized + $25MM
Zero Coupon Bond
JV Negative Assets

in millions of USD

Estimated Metrics	PF with No Proactive Intervention: Q1 '23 LTM PF [1]	Q1 '23 LTM PF - Further Adj	Q1 '23 Run Rate + $25MM Growth	Potential Interventions (Based on Q1 '23 LTM PF EBITDA): Zero Coupon Bond [3]	JV Negative Assets out of Portfolio [4]
PF Adjusted EBITDAre	206	206	276	206	281
Undisclosed Adjustment	(16)	(16)		(16)	(16)
Gain from Insurance Proceeds [2]	-	18	18	18	18
PF Consolidated Income	190	207	293	207	282
PF Debt Service	181	181	181	121	181
Consolidated Income to Debt Service Ratio	1.05	1.15	1.62	1.72	1.56
Minimum Ratio for Compliance	1.50	1.50	1.50	1.50	1.50
Compliance?	No	No	Yes	Yes	Yes
NOI (Shortfall) Surplus for Compliance	(81)	(64)	22	26	11

Covenant headroom would be significantly higher using DHC management's undisclosed adjustment as of Q4 2022

1) DHC Form 8-K, filed with the SEC on June 26, 2023 2) Includes the $15-20 million gain from insurance proceeds, which, during an Investor Call with B. Riley on March 8, 2023, the CFO stated the Company would receive in 2023 and could use to help with covenant compliance. 3) Assumes the 2024 and 2025 bonds are refinances with a new $750 million zero-coupon bond. 4) Estimate assumes $75 million of positive EBITDA contribution if negative assets removed, in-line with disclosure on Q4 2022 earnings call.

We Believe DHC's Other Challenges Are Also Easily Addressable

POTENTIAL ISSUE	COMMENTARY
Liquidity	▪ DHC has ~$380 million in cash as of Q1 2023 ▪ Our proposed solutions would enable DHC to fund its 2024 and 2025 bond maturities without using cash on hand, so DHC should have ample liquidity to fund its CapEx plans ▪ Additionally, DHC management has noted that the Company has the flexibility to delay CapEx spending if necessary[1]
Revolver Maturity	▪ We believe a short extension on the revolving credit facility could be easily obtained, since the revolving debt is >2x collateralized.[2] DHC also has the ability to add more assets to the collateral pool if necessary ▪ DHC management has also touted the strength of the Company's relationship with its revolving lenders and suggested that DHC would plan to seek an extension after a few more periods of continued recovery[3]

1) Source: DHC Q4 2022 Earnings Call, March 3, 2023. 2) DHC announced on June 29, 2023 that its updated appraisal value on the 61 properties securing the revolving credit facility stands at $1.05B, down from $1.34B based on the prior appraisal. 3) Source: B. Riley Investor Call with DHC Management, March 8, 2023.

SECTION VI

RESPONDING TO DHC'S CLAIMS

NEW

The D. E. Shaw Group's Motivation Is to Seek Fair Value for Its Equity

- The Company's statement that our opposition to the transaction is motivated by our bond holdings is wrong
  - The D. E. Shaw group owns exclusively front-dated bonds, which stand to *benefit* if the merger is approved given DHC's stated plan to repay those bonds in full
  - Attempting to orchestrate a default would be illogical, especially given our position in the front-dated bonds
    - In the event of default, the high-priced front-dated bonds would converge with lower-priced long-dated bonds
    - So, if an investor was expecting a default, it would own the cheaper, long-dated bonds, not the front-dated ones that we own
  - Our continued ownership of front-dated bonds, along with our opposition to the transaction, demonstrate our belief that the risk of DHC's default is minimal and overstated
    - We believe the bonds will be repaid regardless of whether the merger is approved
- The D. E. Shaw group held most of its position in DHC's equity – just under 5% of the outstanding shares – *prior* to the announcement of the deal
  - We invested in DHC's equity because we believe in the underlying value of the Company, not as part of some scheme to engineer a default, as the Company implies

DHC's Claims in Support of the Transaction Are Misleading

DHC'S CLAIM[1]	FURTHER CONTEXT
The merger offers compelling terms for DHC shareholders	▪ The current value of the consideration represents a 54% discount to DHC's current share price and a 36% discount to the initial headline value of the deal[2] ▪ DHC shareholders will only own 42% of the combined company, despite contributing >80% of the equity value
There is significant downside risk to shareholders if the merger is not approved	▪ Despite a marked shift in tone post merger announcement, the company has many viable standalone options to pursue[3] ▪ The board has a fiduciary duty to pursue the best financing options for DHC shareholders and cannot raise >20% equity without a shareholder vote. The financing terms portrayed by DHC are far more onerous than what investors would demand
The Board has been open to alternatives; none have emerged	▪ Multiple investors and restructuring advisors have approached DHC offering to help, but have been rebuffed ▪ We believe DHC's management agreement with RMR – which the Company acknowledges is a deterrent to potential buyers[4]– is one reason that no other strategic alternatives have been forthcoming
Standalone alternatives would not solve DHC's capex problems	▪ DHC has previously stated that capex could be slowed to align with the cash flow of the business ▪ We believe DHC could moderate its capex in the short-term and accelerate spending once near-term pressures have eased

1) Source: DHC Investor Presentation, filed with the SEC on August 2, 2023. 2) Source: FactSet. Data as of August 2, 2023 3) DHC Q2 2023 Earnings Call – "If the merger does not close, we will be forced to defer capital investment in our portfolio significantly delaying the turnaround of our SHOP segment, and we will be forced to raise expensive rescue financing, which would be dilutive to DHT shareholders." 4) See OPI S-4/A, filed with the SEC on July 19, 2023, at page 128 ("[The termination fee due to RMR]… is expected to deter third parties that may otherwise have an interest in pursuing a strategic transaction with DHC.").

DHC's Dismissal of Standalone Alternatives Is Misguided

POTENTIAL ALTERNATIVE	DHC'S EXCUSE FOR NOT PURSUING[1]	THE D. E. SHAW GROUP'S RESPONSE
Wait to Achieve Compliance	▪ SHOP recovery will take more time ▪ "Wait and see" approach gives bondholders leverage	▪ The SHOP segment continued to improve in Q2 2023, with SHOP NOI increasing >30% and occupancy increasing by 90 bps quarter-over-quarter ▪ Competitors cite that revenue is trending up while expenses are trending down; the latter stands in direct contrast to what DHC is now saying[2]
Solicit Consents	▪ Solicitation is time-consuming, uncertain and generally requires concessions to bondholders	▪ Consent solicitations are standard practice and can be completed expeditiously ▪ They are much more cost effective than a value destructive merger
Sell Assets	▪ Financing would be expensive and challenging, and DHC would be selling into a depressed market ▪ Loss of earnings would delay covenant compliance	▪ We believe the Company's aversion to asset sales is driven mainly by RMR's desire to preserve its fees ▪ To our knowledge, the DHC Board has not tested the market for asset sales
Issue Preferred Stock	▪ Likely to be expensive and under onerous terms ▪ DHC is unlikely to be able to raise the amount needed to address near-term maturities	▪ Ignores the fact that DHC could issue structurally senior preferred equity at a much lower cost ▪ The bond covenant does not preclude preferred equity that can be redeemed by the Company at its option, allowing this to serve as temporary financing
Issue Zero-Coupon Bonds	▪ Would likely need to be issued at a large discount and/or with warrants to entice investors ▪ Would increase leverage	▪ These bonds could be secured by DHC's assets and would have a short maturity; we believe they would be attractive to many investors at ~10% ▪ Could be used to repay 2024 and 2025 debt; next maturities not until 2028
Joint Ventures	▪ Current market conditions make JVs difficult, and pricing is unattractive	▪ Ignores the fact that this is more of a structural tool, and very little equity would need to be sold ▪ Existing equity and bond holders would likely participate

1) Source: DHC Investor Presentation, filed with the SEC on August 2, 2023. 2) Welltower Q2 2023 Earnings Call "Last quarter, I discussed with you how the strong pricing trends, along with moderating expenses, resulting in significant margin expansions that we have been all waiting for. I'm pleased to report to you that this trend intensified in the second quarter as we saw revenue per occupied room or RevPOR growth of 7.3%, coupled with just 3.5% expense per occupied room or export growth, resulting in an approximate 25% operating margin, a level not seen since the onset of the pandemic."

SECTION VII

CONCLUSION

Other Large Shareholders Have Publicly Criticized the Merger

"

We believe the Board of Trustees (the "Board") has failed DHC's stakeholders by pursuing the proposed merger, which would unnecessarily burden the Company with OPI's rapidly declining commercial office properties. We also believe the deal disproportionally benefits OPI and the conflicted external manager for both DHC and OPI, The RMR Group LLC ("RMR"), at the expense of DHC stakeholders."[1]

FLAT FOOTED

DHC Shareholder
May 23, 2023

1) Source: Flat Footed LLC Letter to DHC Board of Trustees, May 23, 2023.

Other Large Shareholders Have Publicly Criticized the Merger

"

[W]e do not believe that DHC's proposed merger with Office Properties Income Trust (the "Proposed Merger") is in the best interests of DHC's shareholders or creditors. As both a shareholder and bondholder, we believe multiple alternatives to the Proposed Merger exist that better address the Company's near-term challenges, and which far better serve the interests of DHC's shareholders and bondholders in the long term."[1]

H/2 CAPITAL PARTNERS®

DHC Shareholder
June 30, 2023

1) Source: H/2 Capital Partners Letter to DHC Board of Trustees, June 30, 2023.

Conclusion

We intend to vote <u>AGAINST</u> the proposed merger of DHC and OPI

The proposed merger comes at the wrong time and the valuation and process are inadequate

- The value of the consideration is too low and has declined significantly; in any event, the split of equity between DHC and OPI was unjustified
- There is no industrial logic and very few potential synergies to support a deal
- In our view, the transaction process raises numerous red flags

DHC has other, better alternatives than this suboptimal transaction with OPI

- There are numerous realistic, achievable paths DHC could take to address its maturities
- The proposed transaction is a suboptimal solution to DHC's near-term challenges

Shareholders should oppose the proposed merger with OPI

- We see no need to sell DHC for the benefit of OPI and RMR
- We do not believe the value of the consideration fairly compensates DHC shareholders for foregoing future growth and upside

SECTION VIII

APPENDIX

Comparable Companies and Transactions

	Company Name	Enterprise Value	2024E Adjusted EBITDA	Multiple
Nareit Health Care REITs	Welltower Inc.	$51,894	$2,607	19.9x
	Ventas, Inc.	$30,472	$1,907	16.0x
	Healthpeak Properties, Inc.	$19,169	$1,229	15.6x
	Healthcare Realty Trust Incorporated Class A	$13,275	$848	15.7x
	Omega Healthcare Investors, Inc.	$11,934	$931	12.8x
	Medical Properties Trust, Inc.	$15,145	$1,336	11.3x
	Physicians Realty Trust	$5,659	$339	16.7x
	Sabra Health Care REIT, Inc.	$5,068	$435	11.6x
	National Health Investors, Inc.	$3,381	$255	13.3x
	CareTrust REIT, Inc.	$2,659	$205	13.0x
	LTC Properties, Inc.	$2,335	$158	14.8x
	Community Healthcare Trust Incorporated	$1,249	-	-
	Global Medical REIT, Inc.	$1,375	$117	11.8x
	Universal Health Realty Income Trust	$1,010	-	-
JPM Trading Comparables	Alexandria Real Estate Equities, Inc.	$36,029	$1,989	18.1x
	Healthpeak Properties, Inc.	$19,169	$1,229	15.6x
	Healthcare Realty Trust Incorporated Class A	$13,275	$848	15.7x
	Physicians Realty Trust	$5,659	$339	16.7x
	Global Medical REIT, Inc.	$1,375	$117	11.8x
	National Health Investors, Inc.	$3,381	$255	13.3x
	LTC Properties, Inc.	$2,335	$158	14.8x

Note: "JPM Trading Comparables" refers to the companies used in the "DHC Public Trading Multiples and Cap Rates" analysis prepared by J.P. Morgan, financial advisor to OPI's Special Committee, as disclosed on page 122 of OPI's Form S-4. Source: FactSet, as of April 10, 2023.

Comparable Companies and Transactions (Cont'd)

	Company Name	Enterprise Value	2024E Adjusted EBITDA	Multiple
BofA Trading Comparables	Welltower Inc.	$51,894	$2,607	19.9x
	Ventas, Inc.	$30,472	$1,907	16.0x
	Healthpeak Properties, Inc.	$19,169	$1,229	15.6x
	Healthcare Realty Trust Incorporated Class A	$13,275	$848	15.7x
	Physicians Realty Trust	$5,659	$339	16.7x
	National Health Investors, Inc.	$3,381	$255	13.3x

Note: "BofA Trading Comparables" refers to the companies used in the "Selected Publicly Traded Companies" analysis prepared by BofA Securities, financial advisor to DHCs Special Committee, as disclosed on page 129 of OPI's Form S-4. Source: FactSet, as of April 10, 2023.

Comparable Companies and Transactions (Cont'd)

	Company Name (Acquirer)	Transaction Value ($M)	FY+1 Adjusted EBITDA	Multiple
BofA Precedent Transactions	Care Capital Properties, Inc. (Sabra Health Care REIT, Inc.)	$3,914	$316	12.4x
	Healthcare Trust of America, Inc. (Healthcare Realty Trust, Inc.)	$6,723	-	-
	MedEquities Realty Trust, Inc. (Omega Healthcare Investors, Inc.)	$603	$53	11.4x
	New Senior Investment Group, Inc. (Ventas, Inc.)	$2,247	$102	22.1x

Note: "BofA Precedent Transactions" refers to companies used in the "Selected Precedent Transactions" analysis by BofA Securities, as disclosed on page 130 of OPI's Form S-4. Source: FactSet, as of April 10, 2023.